SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2001**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from___________to___________

Commission File Number 333-49729

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UnionBancorp, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UnionBancorp, Inc.
321 West Main Street
Ottawa, Illinois 61350

REQUIRED INFORMATION

The UnionBancorp, Inc. 401(k) Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, the financial statements prepared in accordance with ERISA are provided as Exhibit 99.1 to this Form 11-K. The written consent of Crowe, Chizek and Company is attached as Exhibit 99.2 to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNIONBANCORP, INC.
401(k) PROFIT SHARING PLAN

Date: June 27, 2002

By: /s/ Jimmie D. Lansford
Jimmie D. Lansford

UNIONBANCORP, INC. 401(k) PROFIT SHARING PLAN

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description	Sequential Page No.
99.1	Financial Statements	5
99.2	Consent of Crow, Chizek and Company, LLP	16

UNIONBANCORP, INC.
401(k) PROFIT SHARING PLAN
Ottawa, Illinois

FINANCIAL STATEMENTS
December 31, 2001 and 2000

UNIONBANCORP, INC.
401(k) PROFIT SHARING PLAN
Ottawa, Illinois

FINANCIAL STATEMENTS
December 31, 2001 and 2000

CONTENTS

CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

Plan Administrator
UnionBancorp, Inc. 401(k) Profit Sharing Plan
Ottawa, Illinois

We have audited the accompanying statements of net assets available for benefits of the UnionBancorp, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the 2001 basic financial statements taken as a whole. The supplemental schedule of assets held (end of year) is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2001 basic financial statements taken as a whole.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Oak Brook, Illinois
May 3, 2002

UNIONBANCORP, INC.
401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash	$ 20,890	$ -
Investments (Note 4)	2,707,366	2,685,206
Employer's contribution receivable	137,670	122,252
	2,865,926	2,807,458
LIABILITIES		
Due to participants	-	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 2,865,926	$ 2,807,458

See accompanying notes to financial statements.

UNIONBANCORP, INC.
401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2001

Additions to net assets attributed to	
Investment income	
Net depreciation in fair value of investments (Note 4)	$ (142,153)
Interest	33,536
Dividends	29,044
	(79,573)
Contributions	
Participant wage deferrals	489,956
Rollovers	7,438
Employer	137,795
	635,189
Total additions	555,616
Deductions from net assets attributed to	
Benefits paid to participants	482,790
Administrative expenses	14,358
Total deductions	497,148
Net increase	58,468
Net assets available for plan benefits	
Beginning of year	2,807,458
End of year	$ 2,865,926

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the UnionBancorp, Inc. 401(k) Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering employees of UnionBancorp, Inc. (the Company) and certain of its subsidiaries, including UnionBank; UnionBank/West; UnionBank/Central; UnionBank/Northwest, and Union Financial Services and Trust Company. The Plan was established effective January 1, 1998 and covers all employees who have completed six months of service and are age twenty and one-half or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The administrator of the Plan is UnionBancorp, Inc. (the Administrator) and the trustee of the Plan is UnionBank (the Trustee), which is a subsidiary of the Administrator. The Trustee is the custodian of the Plan's assets.

Contributions: Each year participants may contribute up to 15% of their annual compensation, not to exceed Internal Revenue Service limits. The Company can make a discretionary contribution, subject to certain limitations under applicable federal income tax laws and regulations, on an annual basis. The Company's discretionary contribution is allocated to participant accounts on the last day of the year based on the ratio of each participant's eligible compensation for the year to total eligible compensation for the year. The Company's discretionary matching contribution is allocated to participant accounts on the last day of the year based on each participant's voluntary contributions.

Participant Accounts: Each participant's account is credited with employee contributions and plan earnings. Employer contributions are allocated to participant accounts in proportion to employee contributions. Plan earnings are allocated to participant accounts in proportion to the participant's account balance to total account balances in each investment. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Upon termination of a participant, the portion of the employer contribution not vested will be forfeited and allocated to eligible participants as of the last day of the plan year the terminated participant receives a distribution.

Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon attainment of early retirement age (55) and completion of seven years of service, normal retirement age (65), death, or disability.

(Continued)

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Vesting: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is 100% vested after seven years of credited service in accordance with the table below.

Years of Service	% Vested
Less than three	0
Three	20
Four	40
Five	60
Six	80
Seven	100

Payment of Benefits: Participation in the Plan terminates upon retirement, death, disability, or other termination of employment with the Company. Former participants or designated beneficiaries receive distributions in lump-sum amounts.

Loan Provisions: Participants may borrow up to 50% of their account balance up to a maximum of $50,000. The loan will accrue interest as defined by the Plan.

Investment Options: Upon enrollment in the Plan, a participant may direct contributions in the investment options made available by the Administrator. The employee may elect to direct these contributions in multiples of 10%. Employer contributions are allocated in the same percentages as the employee has elected. The investment options are derived from a combination of various mutual funds and a money market fund. Plan participants are allowed to reallocate funds between investment options on a daily basis.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Accounting Method: The Plan uses the accrual basis of accounting.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Investments: Investments in mutual funds are stated at quoted market prices. The fair value of money market accounts is the amount payable on demand at the reporting date. Investments in common stock are stated at fair value. The fair value of UnionBancorp, Inc. common stock is determined by a quoted market price. Purchases and sales of investments are accounted for on the trade date. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned. Participant loans are carried at their remaining balance, which approximates fair value.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of the Plan's termination, participants will become 100% vested in their accounts.

NOTE 4 - INVESTMENTS

The following table presents the fair value of plan investments as of December 31, 2001 and 2000. Investments that represent 5% or more of the Plan's net assets are separately identified.

	2001	2000
Investments at fair value as determined by quoted market prices		
Money market funds		
Federated Automated Cash Management Fund	$ 557,662	$ 477,982
Mutual funds		
Federated Capital Appreciation Fund	203,395	173,695
Federated Managed Growth Portfolio	476,671	579,433
Federated Managed Moderate Growth Portfolio	312,670	383,474
Federated Managed Conservative Growth Portfolio	140,422	194,171
Other mutual funds	726,950	657,758
	2,417,770	2,466,513
Common stock		
UnionBancorp, Inc. common stock (18,662 and 18,862 shares at December 31, 2001 and 2000)	259,402	188,620
Investments at estimated fair value		
Participant loans	30,194	30,073
Total investments	$ 2,707,366	$ 2,685,206

(Continued)

NOTE 4 - INVESTMENTS (Continued)

During the year ended December 31, 2001, the Plan's investments (including investments bought, sold, and held during the year) appreciated/(depreciated) in fair value as follows:

Mutual funds	$ (214,694)
Common stock	72,541
Net change in fair value	$ (142,153)

NOTE 5 - PARTIES-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the administration and audit of the Plan were paid by the Company. At December 31, 2001 and 2000, all plan assets were considered to be party-in-interest investments.

NOTE 6 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan but have not been paid as of the Plan's year end. Amounts allocated to these participants were $17,273 and $72,897 at December 31, 2001 and 2000, respectively.

NOTE 7 - TAX STATUS

The Internal Revenue Service has ruled, on May 16, 2001, that the Plan qualifies under Section 401 of the Internal Revenue Code and is therefore exempt from federal income taxes. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

SUPPLEMENTAL SCHEDULE

UNIONBANCORP, INC.
401(k) PROFIT SHARING PLAN
SCHEUDLE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2001

Name of Plan Sponsor: UnionBancorp, Inc.
Employer Identification Number: 36-3145350
Three Digit Plan Number: 002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Current Value
		Money Market Funds		
*	Federated	Automated Cash Management Fund		$ 557,662
*	Federated	Stock Liquidity Fund		5,755
		Mutual Funds		
*	Federated	Managed Income Portfolio		88,713
*	Federated	Managed Growth Portfolio		476,671
*	Federated	Total Return Bond Fund		55,229
*	Federated	Managed Moderate Growth Portfolio		312,670
*	Federated	Managed Conservative Growth Portfolio		140,422
*	Federated	Mini-Cap Fund		14,578
*	Federated	Mid-Cap Fund		90,223
*	Federated	Max-Cap Fund		87,485
*	Federated	International Equity Fund		70,900
*	Federated	Capital Appreciation Fund		203,395
*	Federated	Growth Strategies Fund		78,044
*	Federated	Aggressive Growth Fund		113,977
*	Federated	Stock Trust Fund		79,110
*	Federated	Communications Technology Fund		42,936
		Common Stock		
*	UnionBancorp, Inc.	18,662 shares		259,402
		Participant Loans		
	Participant loans	Interest rates 9.5% - 10.5%		30,194
	Total investments			$ 2,707,366

* Party-in-interest.
** Not applicable for participant-directed investments.

EXHBIT 99.2

CROWE CHIZEK

CONSENT OF INDEPENDENT AUDITORS

Plan Administrator
UnionBancorp, Inc.
401(k) Profit Sharing Plan
Ottawa, Illinois

We consent to the incorporation by reference of our report dated May 3, 2002 on the UnionBancorp, Inc. 401(k) Profit Sharing Plan ("the Plan") 2001 financial statements included in the Form 11-K of the Plan for the year ended December 31, 2001 into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission for the Plan.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Oak Brook, Illinois
June 26, 2002

CROWE, CHIZEK AND COMPANY LLP
ONE MID AMERICA PLAZA POST OFFICE BOX 3697 OAK BROOK, ILLINOIS 60522-3697 630.574.7878 FAX 630.574.1608